Soul Slice, BC (the "Company") a California Benefit
Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Days Ended December 31, 2020



<center>**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**</center>

To Management
Soul Slice, BC

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2020 and the related statements of operations, statement of cash flows, and statement of changes in stockholders' equity for the days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 21, 2021

Vincenzo Mongio

Soul Slice, BC
Balance Sheet
As of December 31, 2020

	12/31/2020
Assets	
Current Assets	
Cash	$ -
Total Current Assets	$ -
Total Assets	$ -
Liabilities	
Accounts Payable	$ -
Total Liabilities	$ -
Stockholder's Equity	
Common Stock	$ -
Additional Paid-In Capital	$ -
Retained Earnings	$ -
Net Income	$ -
Total Stockholder's Equity	$ -
Total Liabilities and Stockholder's Equity	$ -

Soul Slice, BC
Statement of Operations
For the Days Ended December 31, 2020

	12/31/2020
Income	
Revenue	$ -
Total Income	$ -
Selling, General and Administrative Expenses	
Selling, General and Administrative Expenses	$ -
Total Selling, General and Administrative Expenses	$ -
Net Loss from Operations	$ -

Soul Slice, BC
Statement of Cash Flows
For the Days Ended December 31, 2020

	12/31/2020
Cash flows from Operating Activities:	
Net Loss	$ -
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net Cash provided by Operating Activities	$ -
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Additional Paid In Capital	$ -
Net Cash provided by Financing Activities	$ -
Net (decrease) increase in Cash and Cash equivalents	$ -
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ -

Soul Slice, BC
Statement of Changes in Stockholders' Equity
As of December 31, 2020

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	# of Shares	Amount			
Balance as of 12/7/20 (Inception)	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	$ -	$ -	$ -
Capital Contributions	-	$ -	$ -	$ -	$ -
Balance as of 12/31/20	-	$ -	$ -	$ -	$ -

Note 1 - Organization and Nature of Activities

Soul Slice, BC ("the Company") is a benefit corporation formed under the laws of the State of California. The company will be an employee-owned soul food pizza joint that's built for profitability and scalability. As part of the $8.2 billion gourmet segment of the pizza market, Soul Slice is first to market with biscuit crust pizza, topped with fresh, comfort food ingredients. As a California benefit corporation, it provides employees living wages, life skills, profit sharing and ultimately ownership. It's to-go and delivery format, plus a few deluxe stores in key markets, is built to be easily scalable, with the first location in Oakland, CA, and expanding rapidly to Atlanta, NY, Louisville, L.A., Chicago and Houston.

The Company will conduct an additional equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of marketing, payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 - Stockholder's Equity

As of December 31, 2020, the company had authorized 100,000 shares of Common Stock having no par value and as of that date none of the shares were issued and outstanding. Subsequently, on January 21, 2021, the Company submitted an amendment to reclassify the 10,000 shares to Class A Preferred Shares, leaving the remaining 90,000 shares as Class B Common Shares. Both classes of shares have equal voting rights and the Class A Preferred Shares have a liquidation preference and shall receive liquidating distributions on a pro-rata basis prior to any distribution to Class B Common Shares.

Note 5 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2021, the date these financial statements were available to be issued.

As of January 5, 2021, the Company entered into the public phase of its equity crowdfunding campaign offering 10% of the Company's preferred stock, which consists of 10,000 shares at $35 per share. On February 26, 2021, the Company completed its first close or crowdfunding investments for a total of $148,050, which is equal to 4,230 shares of preferred stock at $35 per share.

On February 8, 2021, the Company entered into an asset purchase agreement for the assets and buildout of a restaurant. This purchase is contingent upon completing a successful lease negotiation and transfer of the liquor license. The Company expects this transaction to close within 2021.

On April 7, 2021, the Company announced its first location in Oakland, CA and the grand opening is planned for June of 2021.

On January 21, 2021, the Company submitted an amendment to the Articles of Incorporation, as noted in Note 4.

Note 6 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19: Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The company has been negatively impacted by COVID-19, but has determined that these events are non-adjusting events. Accordingly, the financial position and results of operations as of and for the days ended December 31, 2020 have not been adjusted to reflect their impact.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing this person's regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent this person's involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.